UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

HG Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

42834P108
(CUSIP Number)

Frederick Tucker Golden c/o Solas Capital Management, LLC 1063 Post Road, 2nd Floor Darien, CT 06820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42834P108

1.	NAME OF REPORTING PERSON

Solas Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,151,243

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,151,243

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,151,243

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.1%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	42834P108

1.	NAME OF REPORTING PERSON

Frederick Tucker Golden

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,151,243

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,151,243

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,151,243

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.1%

14.	TYPE OF REPORTING PERSON

IN, HC

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.02 per share (the “Shares”), of HG Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 2115 E. 7th Street, Suite 101, Charlotte, North Carolina 28204.

Item 2.	Identity and Background.

(a), (b), (f)	The names of the persons filing this Statement (the “Reporting Persons”) are Solas Capital Management, LLC, a Delaware limited liability company (“Solas”) and Frederick Tucker Golden, a United States Citizen (“Mr. Golden”). Mr. Golden is the Portfolio Manager of Solas.

The business address of each Reporting Person is c/o Solas Capital Management, LLC, 1063 Post Road, 2nd Floor, Darien, CT 06820.

(c)	The principal business of each Reporting Person is investment management.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the Shares other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have periodically engaged in, and may continue to engage in, discussions with management and the Board of Directors of the Issuer (the “Board”) as well as other stockholders and third parties concerning the business, operations, assets and future plans of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, further communications with management and the Board of the Issuer, nominating or recommending candidates to serve as members of the Board, having discussions with other stockholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a), (b)	According to the Issuer’s Form 10-Q filed on November 8, 2019, there were 14,946,839 Shares issued and outstanding as of November 7, 2019.

Solas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,151,243 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 3,151,243 Shares.

Mr. Golden has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,151,243 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 3,151,243 Shares.

(c)	The transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.
(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement
Exhibit B: Schedule or Transactions

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2019

Solas Capital Management, LLC
By: /s/ Frederick Tucker Golden
Name: Frederick Tucker Golden
Title: Portfolio Manager

Frederick Tucker Golden

/s/ Frederick Tucker Golden

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated November 14, 2019 relating to the Common Stock, par value $0.02 per share of HG Holdings, Inc. shall be filed on behalf of the undersigned.

Solas Capital Management, LLC
By: /s/ Frederick Tucker Golden
Name: Frederick Tucker Golden
Title: Portfolio Manager

Frederick Tucker Golden

/s/ Frederick Tucker Golden

EXHIBIT B

The transactions in the Shares by the Reporting Persons in the past sixty days, which were in the open market, are as follows:

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

9/24/2019	Common Stock, par value $0.02 per share	6,100	$0.55
9/27/2019	Common Stock, par value $0.02 per share	1,001	$0.55
9/30/2019	Common Stock, par value $0.02 per share	1,000	$0.55
10/02/2019	Common Stock, par value $0.02 per share	2,483	$0.55
10/03/2019	Common Stock, par value $0.02 per share	106,080	$0.55
10/09/2019	Common Stock, par value $0.02 per share	1,051	$0.55
10/17/2019	Common Stock, par value $0.02 per share	3,000	$0.55
10/23/2019	Common Stock, par value $0.02 per share	4,038	$0.55
10/29/2019	Common Stock, par value $0.02 per share	16,000	$0.55
11/11/2019	Common Stock, par value $0.02 per share	11,683	$0.55
11/12/2019	Common Stock, par value $0.02 per share	79,044	$0.55
11/13/2019	Common Stock, par value $0.02 per share	46,241	$0.55
11/14/2019	Common Stock, par value $0.02 per share	5,002	$0.55